First Quarter 2010
Earnings Presentation
May 14, 2010

 Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-
looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as ‘‘expects,’’ ‘‘anticipates,’’ ‘‘intends,’’ ‘‘plans,’’ ‘‘believes,’’ ‘‘estimates,’’ ‘‘projects,’’
‘‘forecasts,’’ ‘‘will,’’ ‘‘may,’’ ‘‘should,’’ and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.

Factors that might cause future results to differ include, but are not limited to, the following:
 – unexpected future operating or financial results
 – delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
 – changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
 – our ability to obtain additional financing
 – changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
 – deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels’ useful lives
 – delays or defaults by our contract counter-parties in performing their obligations to us
 – loss of one or more key members of our management team
 – changes in governmental rules and regulations or actions taken by regulatory authorities
 – adverse weather conditions that can affect production of the goods we transport and navigability of the river system
 – the highly competitive nature of the oceangoing transportation industry
 – the loss of one or more key customers
 – unexpected fluctuations in foreign exchange rates and devaluations
 – liabilities from future litigation
 – other factors discussed in the section titled ‘‘Risk factors” in our annual report on form 20-F for the year ended
 December 31, 2009
 – Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted
 EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management’s discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.
Forward Looking Statements & EBITDA

ULTRAPETROL

(In $ 000's)	1Q 2010	1Q 2009	% Change
Revenues	$54,230	$57,816	-6%
Adjusted EBITDA (1) (2)	$19,629	$17,074	15%
Net Income as reported (1)	$7,825	$617	1168%
EPS as reported (In $)	$0.26	$0.02	1200%
Adjustments to Net Income as reported			
Non-cash (Gains) Losses on FFAs (3)	(2,501)	-	
Provision for Income Tax on Exchange Variance	(1,102)	151	
Adjusted Net Income	$4,222	$768	450%
Adjusted EPS	$0.14	$0.03	367%

Ultrapetrol’s 1Q 2010 Highlights
(1) Includes discontinued operations
(2) A reconciliation of Adjusted EBITDA and Adjusted Net Income to US GAAP measures is available on the Appendix to this presentation
(3) Please refer to our 6-K filed May 13, 2010, with US SEC for a full disclosure on Non-Cash
            Losses on FFAs
 Remaining passenger vessel, Blue Monarch, was sold and subsequently delivered to buyers on February 5, 2010
 On February 17, 2010, we entered into an MOA whereby we agreed to sell our Capesize vessel, Princess Marisol, which was subsequently delivered to buyers on April 23, 2010
 On February 26, 2010, we entered into an MOA whereby we agreed to acquire a container vessel, MV Asturiano, which was subsequently delivered to us on April 16, 2010
 As of March 31, 2010, we held cash & cash equivalents of $39.1 million

ULTRAPETROL

In $000 unless indicated otherwise	Three months ended March '10	Three months ended March '09	% Change
Net Tons Transported	873,028	920,576	-5%
Revenues	$24,275	$23,276	4%
Voyage Expenses	(9,229)	(9,792)	-6%
Running Costs	(6,420)	(7,949)	-19%
Administrative and commercial expenses	(2,622)	(2,562)	2%
Other operating income (expenses)	(3)	(134)	-98%
Investment in Affiliates	(30)	(85)	-65%
Other net	(210)	(179)	17%
Segment Adjusted EBITDA	**$5,761**	**$2,575**	**124%**

River Business 1Q 2010 Highlights
 Voyage expenses decreased mainly as a consequence of lower port expenses due to the Company’s decision to replace third party tugs with owned vessels
 Decrease in running costs is mainly attributable to a lesser number of pushboats in operation in the first quarter of 2010 as compared to the first quarter of 2009
 5% decrease in volume (net tons transported) q-o-q
 $1.0 million increase (4%) in Revenues breakdown:
  Freight from tons transported increased 5%, or $1.3/ton in real terms (see slide 6) -
 compensating reduction in volume leaving total freight revenues unchanged q-o-q in $ terms
  $2.7 million increase due to fuel price adjustment ($3.0 / ton)
  $1.6 million occasional salvage services included in first quarter of 2009

1Q 2010 vs 1Q 2009 - Breakdown per Ton Transported
 Freight rates increased mostly as a consequence of fuel price adjustments (fuel price increased on average
51% quarter to quarter) which are neutral (pass-through) to our earnings as well as by tariff renegotiations held with our clients
 Freight revenues (price + cargo mix) increased on average 5.8% in real terms
 Our average running costs per ton decreased 14.8% as a result of a lower number of pushboats in operation.
We will however see costs increase during the rest of 2010 if local currencies revalue compared to the U.S.
dollar or if inflation measured in local currencies are not corrected by an equivalent devaluation
(In $ / Ton)	1Q 2010	1Q 2009	Difference
Average Freight Rate	26.54	22.26	19.2%
Difference	$4.28
	Of which
Fuel adjustment explains	$2.98
Average price increases and cargo mix explain	$1.30 (5.8% of freight)

Decrease in Running Costs	$1.28 or -14.8%

ULTRAPETROL

Paraguay Seeded Area & Production(1)
Million Hectares & Tons
8
7
6
5
4
3
2
1
0
2.4
3.6
2.4
5.9
2.7
6.9
2.6
4.0
2.7
7.2
2006
2007
2008
2009
2010
Seeded Area
Production

River Business 1Q Overview and Outlook

 1Q 2010 results have shown solid indications of upcoming results
 Iron ore production levels have normalized after a drop during 2009
 More efficient cost structure will allow higher margins as volume increases
(1) Source: USDA Foreign Agricultural Service
(2) Source: Platts Latin American Wire - 2001 - 1Q 2010
+ 3.2 MT
 USDA soy production for Paraguay estimate 7.2 million tons in 2010 à 80% increase with respect to FY 2009
 New yard is reaching production goals earlier than anticipated
 Our first pushboat with new, high-powered engine expected to be operational next week. Engines will consume heavy fuel which is 30.1%(2) cheaper on average. We will initially re-engine and re-power 11 of our main pushboats
 River Business Strategy set for long-term growth
• “… Paraguay is the world's No. 4
soybean exporter and growers expect to
harvest a record 7.4 million tonnes of
2009/10 soy”
• “Growers aim to invest in bid to boost
crop yields”
• “… the average yield was a record 2.8
tonnes per hectare, beating the previous
high of 2.6 tonnes per hectare”
Reuters Latin American Investment
Summit

ULTRAPETROL

Revenues
EBITDA
EBITDA Margin
Revenues & EBITDA (In Millions)
EBITDA Margin (In %)
140
120
100
80
60
40
20
0
25%
20%
15%
10%
5%
0%
79.1
18.5
23.4%
93.9
18.2
19.4%
126.4
17.7
14.0%
101.0
19.1
18.9%
2006
2007
2008
Pro-Forma

River Business Outlook
• Pro-Forma Assumptions:
Pro-Forma EBITDA Margin: Average of 06-08 Actual Segment EBITDA Margin
ie: 18.9%
Pro-Forma Freight per Ton: Average of 06-08 Actual RB Average Freight Rate
per Ton ie: $23.5 per ton
Pro-Forma volume transported: Equal to 2008 ie: 4.3 Million Tons

ULTRAPETROL

In $000 unless indicated otherwise	Three months ended March '10	Three months ended March '09	% Change
Revenues	**$12,210**	**$9,172**	33%
Voyage Expenses	(1,074)	(407)	164%
Running Costs	(6,461)	(4,084)	58%
Administrative and commercial expenses	(1,915)	(1,291)	48%
Other operating income (expenses)	610	0	
Net income attributable to noncontroling interest in subsidiaries	(148)	(130)	14%
Other net	3	0	
Net Gains (Losses) on derivates, net	0	75	-100%
Segment Adusted EBITDA	**$3,225**	**$3,335**	**-3%**

Offshore Supply Business 1Q 2010 Highlights
 Our revenues increased 33% in 1Q 2010
     Vessels that were operating in the North Sea are now chartered in Brazil to Petrobras
     UP Agua-Marinha and UP Diamante were re-chartered during 3Q 09 to Petrobras for 3
               additional years          Current rates higher than 1Q 09
 164% increase in voyage expenses
     Higher voyage expenses associated positioning of North Sea vessels into Brazil
 Running costs increase of 58%
     UP Rubi in operation for full first quarter 2010 - was not in operation in 1Q 09
     General increase in crew and maintenance costs

ULTRAPETROL

British Pounds / Day
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Jan
Mar
May
Jul
Sep
Nov
2007
2008
2009 & Jan/Feb/Mar 2010

$ / Day
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
23,937
25,847
22,419
20,034
28,177
1Q 2008
1Q 2009
1Q 2010
Brazil
North Sea

Offshore Supply Business 1Q 2010 Overview
Six vessels in Operation:
(1) Company calculations / data
(2) Includes income related to delay and loss of hire insurances in 2008 - basis calendar days
(3) Excludes time lost of UP Esmeralda and UP Safira in 1Q 2010 due to positioning / waiting to commence long-term employment in Brazil
Our 6 PSVs are now operating in Brazil
for Petrobras on 3-4 year term contracts
with time charter values in line with
average rates of our Brazilian fleet in the
4Q 09
 The North Sea market is experiencing lower spot rates in 1Q 2010 as compared to 1Q 2009
North Sea Spot Rates
 North Sea & Brazilian Fleet Daily Average Time Charter (1) (2)
Unattractive North Sea rates in 2009 and
1Q 2010
(Rates have recently rebound)
£ 10,562
£ 10,000
£ 35,900
£ 34,604
Source: Seabreeze - March 2010
Mar 10
Average 1Q 09: £ 13,275
Average 1Q 10: £ 8,882
North Sea vessels repositioning into
Brazil took place during the 2H 2009 and
1Q 2010
3

ULTRAPETROL

Gross Profit Contribution ($ 000's)
30,000
25,000
20,000
15,000
10,000
5,000
0
$25,286
$14,078
$25,407
FY 2008
FY 2009
Pro-Forma

Offshore Supply Business Outlook - GPC
(1) Gross Profit Contribution = Revenues minus Voyage Expenses minus Running Costs
(2) Gross Profit Contribution of vessels can be affected by the devaluation of Brazilian Real against US Dollar
(3) The $1.5 million penalty associated to the late delivery of the UP Rubi in 2009 has not been included in the Pro-Forma calculation as part of the Voyage Expense
Gross Profit Contribution (1) (2)
• Pro-Forma Assumptions:
6 vessels operational in Brazil
At same average gross rates as obtained by Brazilian fleet operating in
4Q 09 ($28,961 / day minus $2,600 / day of tax retentions)
At same average Running Costs and Voyage Expenses as incurred by
Brazilian fleet operating in 4Q 09
Pro-Forma annualized basis for 6 vessels = GPC of $25.4 million
(3)

ULTRAPETROL

Total Crude Oil & Natural Gas Production
Volume (in '000 bpd)
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1954
1959
1964
1969
1974
1979
1984
1989
1994
1999
2004
2009
Onshore
Offshore

GBP / Day
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Jan-09
Feb-09
Mar-09
Apr-09
May-09
Jun-09
Jul-09
Aug-09
Sep-09
Oct-09
Nov-09
Dec-09
Jan-10
Feb-10
Mar-10
Apr-10

13

Six vessels under construction
Offshore Supply Business Outlook
▪ Employment alternatives:
(1) Deliveries have been delayed therefore these dates should not be considered as final
(2) Source: Petrobras webpage - http://www.petrobras.com.br/en/investors/
(3) Source: Seebreeze - April 2010
3Q 10
4Q 10
1H 11
2H 11
UP Jasper
UP Turquoise
2 PSVs
1 PSV
Bharati V-381
2 PSVs
Bharati V-382
 Bharati V-386
1 PSV
Bharati V-387
UP Jasper and UP Turquoise (Chinese-built): Launched
V-381 / V-382 / V-386 (Indian-built): Keel laid
V-387 (Indian-built): Steel cutting progressing
Delivery dates (informed by Yards) (1)
CHINA
INDIA
 Brazil
  Petrobras set a monthly Oil
 Production record in April 2010 of 2,03
 million barrels per day
  Graph(2): Brazilian Onshore and
 Offshore Production from 1954-2009
 North Sea
  After a slowdown during 2009, this
 market has recently regained strength
  Graph(3): North Sea Rates (In GBP) from
 Jan 09 - Mar 10

ULTRAPETROL

FINANCIAL HIGHLIGHTS (in $000) OCEAN	Three months ended March '10	Three months ended March '09	% Change
Revenues	$17,745	$25,368	-30%
Voyage Expenses	(2,740)	(3,314)	-17%
Running Costs	(7,467)	(8,099)	-8%
Administrative and commercial expenses	(1,704)	(1,643)	4%
Other operating income (expenses)	(159)	900	
Net Gains (Losses) on derivatives, net	9,103	-	
Unrealized non cash gains on FFAs	(2,501)	-	
Investment in Affiliates	(15)	(5)	200%
Net income attributable to non-controlling interest in subsidiaries	-	-	
Other net	84	20	320%
Segment Adjusted EBITDA	**$12,346**	**$13,227**	**-7%**

Ocean Business 1Q 2010 Highlights
 Our Capesize vessels Princess Susana and Princess Nadia were sold and delivered on December 10,
2009, and January 28, 2010, respectively
 Our Princess Marisol operated in Brazil during 1Q 2010 and was sold and delivered on April 19, 2010.
Only remaining Capesize: Princess Katherine
 Decrease in revenues, voyage expenses and running costs is mostly associated to the sale of part of our ocean fleet
 Our FFAs coverage strategy proved to be successful à FFA’s accounted as cash flow hedges resulted in a net increase in Ocean Business revenues of $3.4 million

ULTRAPETROL

60
40
20
0
$ / Day (000's)
Jan-10
Feb-10
Mar-10
Apr-10

Capesize Fleet 1Q 2010 Overview and Outlook
Capesize Fleet
 Our remaining Capesize vessel, Princess
Katherine, is currently fully covered with FFAs
for 2010
 As of May 4, 2010, mark-to-market of OTC
FFAs was $12.1 million (includes positions
related to the FFA coverage of our P. Katherine)
Q3 10
Q4 10
$35,314
$32,406
$30,514
Actual
Future Curve
Q2 10
4 Capesize Time Charter Route Average(1) (2)
Remaining Capesize vessel is fully covered with FFAs at an average of $56,500 per day
(1) Baltic Exchange Forward Assessment as of May 4, 2010.
(2) The time charter rates mentioned in this graph correspond to the typical index vessel of 175,000 dwt. Our ships trade at a discount of this typical ship.
FFA Coverage
à Pro-forma gross profit contribution (including FFA results): $19.4 million
$56,500
▪ Pro-Forma Assumptions:
 Revenues: 4TC Route Average forward curve discounted at 25% for FY 2010 of P.
Katherine + 1Q 10 operation of P. Marisol
 Running Costs and Voyage Expenses pro-forma 2009
 FFA Coverage: Mark-to-market @ 15/03/10 + Net January 2010 settlement + Net
February 2010 settlement

 We operate a fleet of 5 product tankers
 Our fleet is employed in South America on long term charters with Oil Majors
 Local demand for modern capacity is very stable
Product Tanker Fleet
Tanker Fleet Overview and Outlook / New Acquisitions
New Acquisition - Container Vessel
 On February 26, 2010, we agreed to purchase MV Asturiano, a 2003-built container vessel of 13,700 mt dwt and 1,118 TEUS
 The vessel has been delivered on April 16, 2010, and is expected to commence operations in South
America at the end of May, 2010

ULTRAPETROL

(All figures in US$ Million)	2010	2011
River Business		
Re-engining & Re-powering Project	8.5	3.0
Barge Building	15.5	17.5
Barge Re-bottoming	6.8	7.8
Total River Business	30.8	28.3
Offshore Supply Business		
4 PSVs Construction in India	26.4	13.2
2 PSVs Construction in China	10.5	
Total Offshore Supply Business	36.9	13.2
Ocean Business		
Container Ship Acquisition	12.4	
Total Ocean Business	12.4	-
Ultrapetrol Total Capital Expenditures	80.1	41.5

2010-2011 Total CAPEX = $121.6 Million
 Cash & Cash Equivalents as of December 31, 2009 of $53.2 million
 Undrawn portion of DVB / Natixis Financing as of March 31, 2010: $69.5 million
 Two China vessels financed fully from our own cash
This table is provided as a general guide of expected Capital Expenditures under the assumption that certain long term strategies are implemented and all assets / ships can be purchased / built at desired prices and delivered within expected timeframes. This program may change in the future according to the view the Company may have of any particular part of our business at a given point in time.
Expected Expansion CAPEX Program

(In $ 000's)	Three months ended March '10	Three months ended March '09	% Change
Revenues			
Attributable to River Business	$24,275	$23,276	4%
Attributable to Offshore Supply Business	12,210	9,172	33%
Attributable to Ocean Business	17,745	25,368	-30%
Total revenues	54,230	57,816	-6%
Voyage expenses			
Attributable to River Business	(9,229)	(9,792)	-6%
Attributable to Offshore Supply Business	(1,074)	(407)	164%
Attributable to Ocean Business	(2,740)	(3,314)	-17%
Total voyage expenses	(13,043)	(13,513)	-3%
Running costs			
Attributable to River Business	(6,420)	(7,949)	-19%
Attributable to Offshore Supply Business	(6,461)	(4,084)	58%
Attributable to Ocean Business	(7,467)	(8,099)	-8%
Total running costs	(20,348)	(20,132)	1%
Amortization of Dry Dock & Intangible Assets	(924)	(1,083)	-15%
Depreciation of Vessels and Equipment	(7,799)	(8,902)	-12%
Administrative and commercial expenses	(6,241)	(5,496)	14%
Other operating income (expenses)	448	766	-42%
Operating Profit	$6,323	$9,456	-33%
Attributable to River Business	1,975	(402)	-591%
Attributable to Offshore Supply Business	1,709	2,062	-17%
Attributable to Ocean Business	2,639	7,796	-66%
Segment Adjusted EBITDA			
Attributable to River Business	5,761	2,575	124%
Attributable to Offshore Supply Business	3,225	3,335	-3%
Attributable to Ocean Business	12,346	13,227	-7%
Discontinued Operations	(514)	(549)	-6%
Financial Income	92	95	-3%
Other financial expense	(1,281)	(1,609)	-20%
Adjusted EBITDA	$19,629	$17,074	15%

19

Quarter-on-Quarter Ultrapetrol’s Income Statement

ULTRAPETROL

(In $ 000's)	Three months ended March '10	Three months ended March '09
Revenues	$54,230	$57,816
Voyage Expenses	(13,043)	(13,513)
Running Costs	(20,348)	(20,132)
Depreciation and amortization	(8,723)	(9,985)
Loss on write-down vessels	0	0
Administrative and commercial expenses	(6,241)	(5,496)
Other operating income (expenses)	448	766
Operating Income	6,323	9,456
Financial expense and other Financial expenses	(7,452)	(7,673)
Financial Income	92	95
Net Gains (Losses) on derivates, net	9,103	75
Investment in Affiliates	(45)	(90)
Other, net	(123)	(159)
Income Taxes	590	(407)
Net income attributable to noncontroling interest in subsidiaries	(148)	(130)
Net income (loss) from continuing operation	8,340	1,167
Basic EPS from continuing operation	$0.28	$0.04
Income (loss) from discontinued operation	(515)	(550)
Basic EPS from discontinued operation	($0.02)	($0.02)
Net income (loss) attributable to Ultrapetrol (Bahamas) Ltd	$7,825	$617
EPS (In USD)	$0.26	$0.02
Adjusted EBITDA	$19,629	$17,074
Adjustments to net Income as reported		
Income tax on Exhange Variance Provision	(1,102)	151
Non-Cash (Gains) Losses on FFAs (1)	(2,501)	0
Adjusted Net Income	$4,222	$768
Adjusted EPS (In $)	$0.14	$0.03

Quarter-on-Quarter Ultrapetrol’s Income Statement
(1) A reconciliation of Adjusted EBITDA to US GAAP measures is available on the Appendix in this presentation

Ultrapetrol’s Balance Sheet

Thank You
Q & A

ULTRAPETROL

Cash flows from operating activities to EBITDA reconciliation

($000)	Mar-10	Mar-09
Total cash flows provided by operating activities	642	15,029
Total cash flows provided by (used in) investing activities	2,796	(23,195)
Total cash flows from financing activities	(17,573)	(9,231)
Net cash provided by operating activities from continuing operations	$ 1,073	$ 14,639
Net cash (used in) provided by operating activities from discontinued operations	(431)	390
Total cash flows from operating activities	642	15,029
Plus		
Adjustments from continuing operations		
Increase / Decrease in operating assets and liabilities	5,900	(3,567)
Expenditure for dry docking	2,102	910
Income Taxes	(590)	407
Financial Expenses	6,171	6,064
Gain on disposal of assets	(188)	-
Adjustment attributable to UP Offshore declassification	(4,424)	-
Net loss (income) attributable to noncontrolling interest	(148)	(130)
Other adjustments	(779)	(775)
Adjustments from discontinued operations		
Increase / Decrease in operating assets and liabilities	(84)	(636)
Expenditure for dry docking	-	-
Financial Expenses	1	1
Other adjustments	-	(304)
EBITDA as defined in the Notes due 2014 from continuing operations	$ 9,117	$ 17,548
EBITDA as defined in the Notes due 2014 from discontinued operations	$ (514)	$ (549)
Consolidated EBITDA as defined in the Notes due 2014	$ 8,603	$ 16,999
Plus		
Adjustment attributable to UP Offshore declassification	$ 4,424	$ -
Gain on derivatives, net	9,103	75
Unrealized non cash gain on FFAs	(2,501)	-
Adjusted Consolidated EBITDA	$ 19,629	$ 17,074

Appendix
(1) EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided
EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness and it is a required disclosure to comply with a covenant contained in the Indenture governing the
Company’s 9% First Preferred Ship Mortgage Notes due 2014. We do not intend for EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by EBITDA are available for management’s discretionary use. EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

ULTRAPETROL

($000)	Period Ended March 31, 2010			
	River	Offshore Supply	Ocean	TOTAL
Segment operating profit	$1,975	$1,709	$2,639	$6,323
Depreciation and amortization	4,026	1,661	3,036	8,723
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(30)	(148)	(15)	(193)
Net Gains on derivatives, net	-	-	9,103	9,103
Other net	(210)	3	84	(123)
Unrealized non cash gains on FFAs	-	-	(2,501)	(2,501)
Segment Adjusted EBITDA	**$5,761**	**$3,225**	**$12,346**	**$21,332**
Items not included in Segment Adjusted EBITDA				
Financial income				92
Other financial income				(1,281)
Adjusted Consolidated EBITDA from continuing operations				$20,143
Adjusted Consolidated EBITDA from discontinued operations				($514)
Adjusted Consolidated EBITDA				**$19,629**

Appendix (cont’d)
Segment operating profit (loss) to EBITDA reconciliation

ULTRAPETROL

($000)	Period Ended March 31, 2009			
	River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	($402)	$2,062	$7,796	$9,456
Depreciation and amortization	3,241	1,328	5,416	9,985
Investment in affiliates / Net loss attributable to noncontroling interest in subsidiaries	(85)	(130)	(5)	(220)
Gains on derivatives, net	-	75	-	75
Other net	(179)	-	20	(159)
Segment Adjusted EBITDA	**$2,575**	**$3,335**	**$13,227**	**$19,137**
Items not included in Segment Adjusted EBITDA				
Financial income				95
Other financial expenses				(1,609)
Adjusted Consolidated EBITDA from continuing operations				$17,623
Adjusted Consolidated EBITDA from discontinued operations				($549)
Adjusted Consolidated EBITDA				**$17,074**

Appendix (cont’d)
Segment operating profit (loss) to EBITDA reconciliation

ULTRAPETROL

Vessel Name	Description	DWT	Contract
Princess Katherine	Capesize Vessels	164,100	BCI 4TC Related Time Charter
Miranda I	Handysize / Product Tankers	6,575	Time Charter
Alejandrina		9,219	Time Charter
Amadeo		39,530	Time Charter
Austral		11,299	Time Charter
Mediator I		5,706	Time Charter
MV Asturiano	Container Vessel	13,700	(1)

Ocean Fleet Overview
(1) We entered into an MOA to acquire this vessel on February 26, 2010, and it was delivered on April 16, 2010.
Appendix (cont’d)